

June 11, 2008

Mail Stop 7010

<u>Via U.S. mail</u>

Wu Yiting
Chief Executive Officer
Fuda Faucet Works, Inc.
Ge Jia Ba, Hua Ting, Yiyang
Jiangxi, PRC 334400

Re: **Fuda Faucet Works, Inc.**
        Registration Statement on Form S-1 Amendment No.3
        Filed on: June 9, 2008
        File No.: 333-149254

Dear Ms. Yiting:

        We have reviewed your filings and have the following comments. We welcome
any questions you may have about our comments or on any other aspect of our review.
Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Interim Financial Statements – March 31, 2008</u>

<u>14. Earnings per Share, page F-19</u>

1. We note that your diluted earnings per share and your weighted average number
    of diluted common shares outstanding for the three months ended March 31, 2008
    is different from the amounts presented in your Form 10-Q filed on May 14, 2008.
    Please tell us what consideration you gave to paragraphs 25 ands 26 of SFAS 154.
    To the extent that you consider these changes to be the correction of an error,
    please provide us with the disclosures you will include in your next interim filing
    on Form 10-Q as required by paragraphs 25 and 26 of SFAS 154. Your future
    filing disclosures should clearly indicate the amount of diluted earnings per share
    and weighted average number of diluted common shares outstanding as reported
    in your Form 10-Q for the period ended March 31, 2008 and the amounts as
    restated.

2. You indicated that warrants to purchase 4,121,212 common shares were not
    included in the calculation of diluted earnings per share for the three months
    ended March 31, 2008. Given that there were also 2,060,606 outstanding
    warrants to purchase common shares at $1.80 per share, please tell us how you

determined that the impact of your dilutive warrants was 706,061. Please provide us with your calculation of dilutive warrants for the three months ended March 31, 2008.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ernest Green, Staff Accountant at (202) 551-3733 or Lisa Haynes, Staff Accountant at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer R. Hardy
Legal Branch Chief

cc: Asher S. Levitsky P.C. (via facsimile @ (212) 930-9725)
       Jared Daniel Verteramo, Esq.
       Sichenzia Ross Friedman Ference LLP
       61 Broadway, 32nd Floor
       New York, NY 10006